Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 28, 2012

MFSA

iPath® Short Enhanced MSCI EAFE® Index ETN

Note Description

The iPath® Short Enhanced MSCI EAFE® Index ETN is designed to provide investors with leveraged return on the inverse performance of the MSCI EAFE® Net Total Return Index.

Index Description

The MSCI EAFE® Net Total Return Index is a free float-adjusted market capitalization index that is designed to offer a representation of equity market performance of developed markets in Europe, Australasia and the Far East.

Note Details

Ticker MFSA

Intraday Indicative Value Ticker MFSA.IV

CUSIP 06740P882

ISIN US06740P8822

Primary exchange NYSE Arca

Yearly fee1 0.80%

Borrow Rate2 1.75%

Inception date 11/29/2010

Maturity date 11/30/2020

Issuer Barclays Bank PLC

Automatic termination level $37.50

Callable ETN No

Participation ticker* MFSA.PTNV

* The “participation” is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying

Index relative to the value of each ETN, as is described in detail in the relevant prospectus.

Index Details

Index name MSCI EAFE® Net TR Index

Composition Equities of Non-U.S. developed global markets

Number of components 923

Bloomberg Index ticker NDDUEAFE

Inception date 12/31/1969

Base value and date 100 as of 12/31/1969

Index sponsor MSCI, Inc.

FINANCIALS 22.61% INDUSTRIALS 12.72%

CONSUMER STAPLES 11.22%

CONSUMER DISCRETIONARY 10.83% MATERIALS 10.18% HEALTH CARE 9.32% ENERGY 8.53% TELECOMMUNICATION SERVICES 5.44% INFORMATION TECHNOLOGY 4.83% UTILITIES 4.33%

Source: MSCI, as of 3/31/2012. Index composition is subject to change.

Index Composition

1 The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

2 The daily index borrow cost is calculated on a daily basis in the following manner: On the initial valuation date, the daily index borrow cost for the ETNs will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily index borrow cost per ETN will equal the product of (a) the short index amount on the immediately preceding calendar day times (b) the borrow rate divided by (c) 365.

iPath®

Exchange Trade Note

MFSA

Cumulative Index Return†

23%

15%

8%

0%

-8%

-15%

-23%

Nov 10 Feb 11 May 11 Aug 11 Nov 11 Feb 12

MSCI EAFE® Net TR Index

Source: MSCI (based on daily returns 11/10-3/12 since Note inception date).

Annualized Performance, Standard Deviation And Correlation History†

6-month 1-Year 3-Year 5-Year 10-Year Standard Index

Return % Return % Return % Return % Return % Deviation % Correlations4

Annualized Annualized Annualized Annualized Annualized3

MSCI EAFE® Net TR Index 14.56 -5.77 17.13 -3.51 5.70 22.89 1.00

S&P 500 Index 25.89 8.54 23.42 2.01 4.12 19.08 0.92

MSCI Emerging Markets IndexSM 19.13 -8.80 25.07 4.67 14.13 29.59 0.92

Barclays U.S. Aggregate Bond Index 1.43 7.71 6.83 6.25 5.80 3.60 0.20

Dow Jones-UBS Commodity Index Total ReturnSM 1.23 -16.28 9.05 -2.78 5.49 21.71 0.66

Source: BlackRock, MSCI, S&P, Barclays and Dow Jones-UBS, as of 3/31/2012.

†Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 3/07-3/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on monthly returns 3/07-3/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable

You May Lose Some or All of Your Principal: The ETNs are exposed to any increase in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has decreased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus.

iP-MFSA-I0312

MFSA

Top Index Holdings

Component Ticker Weight % Sector

NESTLE SA-REG NESN 1.98 CONSUMER STAPLES

HSBC HOLDINGS PLC HSBA 1.52 FINANCIALS

BP PLC BP/ 1.34 ENERGY

VODAFONE GROUP PLC VOD 1.32 TELECOMMUNICATION SERVICES

NOVARTIS AG-REG NOVN 1.23 HEALTH CARE

ROYAL DUTCH SHELL PLC-A SHS RDSA 1.22 ENERGY

ROCHE HOLDING AG-GENUSSCHEIN ROG 1.17 HEALTH CARE

TOYOTA MOTOR CORP 7203 1.15 CONSUMER DISCRETIONARY

BHP BILLITON LTD BHP 1.10 MATERIALS

GLAXOSMITHKLINE PLC GSK 1.08 HEALTH CARE

Source: MSCI, as of 3/31/2012. Index composition is subject to change.

Source: MSCI, as of 3/31/2012. Index composition is subject to change.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Your Return May Be Affected By Factors Affecting International Security Markets: The international equities underlying certain indices sponsored by MSCI, Inc. may have less liquidity and could be more volatile than the securities traded in the U.S. or other longer-established securities markets. Additional special risks associated with international securities may include less rigorous regulation of securities markets, different accounting and disclosure standards, government interference, higher inflation, and social, economic, and political uncertainties.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any increase in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. (“MSCI”) MSCI and. the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’spermission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0550-0512

iP-MFSA-I0312

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com